FORM OF
                              STOCK ISSUE AGREEMENT

                  THIS STOCK ISSUE AGREEMENT (this "Agreement") is made and entered into as of the [___] day of _____________ 2007 by and between Thinkpath, Inc., an Ontario corporation (the "COMPANY") and the various Directors and Employees enumerated under Exhibit A hereto (the "Directors" and/or "Employees", and together with the Company, the "PARTIES" and each a "PARTY").

                   WHEREAS, the various Directors and Employees rendered services to the Company under the various agreements (the "Agreement" or "Agreements") previously entered into by them individually with the Company;

                  WHEREAS, the Company acknowledges that the Directors and Employees have rendered services stipulated in their respective Agreements; and

                  WHEREAS, the Company will complete the payment due to the Directors and Employees under their respective Agreements pursuant to the terms and conditions set forth herein.

                  NOW, THEREFORE, the Parties hereto, intending to be legally bound, hereby agree as follows:

         Section 1. ISSUANCE OF STOCK TO THE DIRECTORS AND EMPLOYEES: In payment for the services rendered by the Directors and Employees to the Company, the Company hereby agreed to issue to such Director and Employees such number of the Company's common stock (the "Shares") set forth beside their names in Exhibit A. For purposes of this Agreement, the Shares shall be valued at $0.083 per share.

         Section 2. RELEASE. (a) The Directors and Employees hereby waive, release and discharge the Company, its subsidiaries and their respective officers, directors, employees, agents, attorneys, subsidiaries, servants, successors, insurers, affiliates and their successors and assigns, from any and all manner of action, claims, liens, demands, liabilities, causes of action, charges, complaints, suits (judicial, administrative or otherwise), damages, debts, obligations of any nature, past or present, known or unknown, whether in law or in equity, whether founded upon contract (expressed or implied), tort (including, but not limited to, defamation), statute or regulation (State, Federal or local), common law and/or any other theory or basis, from the beginning of the world to the date hereof, including, but not limited to, any claim that the Directors or Employees have asserted, now asserts or could have asserted, whether individually or collectively, but not including any claim for the enforcement of this Agreement.

         (b) As a material inducement to the Directors and Employees to enter into this Agreement, the Company and its subsidiaries hereby irrevocably and unconditionally waive, release and discharge each of the Directors and Employees, their agents and attorneys, successors and assigns, from any and all manner of action, claims, liens, demands, liabilities, causes of action, charges, complaints, suits (judicial, administrative or otherwise), damages, debts, obligations of any nature, past or present, known or unknown to the Company, whether in law or in equity, whether founded upon contract (expressed or implied), tort (including, but not limited to, defamation), statute or regulation (State, Federal or local), common law and/or any other theory or basis.

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         (c) It is understood and agreed by the Parties that the facts and respective assumptions of law in contemplation of which this Agreement is made may hereafter prove to be other than or different from those facts and assumptions now known, made or believed by them to be true. The Parties expressly accept and assume the risk of the facts and assumptions to be so different, and agree that all terms of this agreement shall be in all respects effective and not subject to termination or reclusion by any such difference in facts or assumptions of law.

         Section 3. SUCCESSORS. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective administrators, representatives, executors, successors and assigns, by reason of merger, consolidation, and/or purchase or acquisition of substantially all of the Company's assets or otherwise.

         Section 4. GOVERNING LAW. Each party acknowledges that it has been represented by counsel in connection with this Stock Issue Agreement, and has executed the same with knowledge of its consequences. This Agreement is made and entered into the Province of Ontario and shall be interpreted, enforced and governed under the laws of the Province of Ontario without regard to its conflicts of laws principles.

         Section 5. PARAGRAPH HEADINGS. The paragraph headings used in this Agreement are intended solely for convenience of reference and shall not in any manner amplify, limit, modify or otherwise be used in the interpretation of any of the provisions hereof.

         Section 6. SEVERABILITY. Should any of the provisions of this Agreement be declared or be determined to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this Agreement.

         Section 7. ENTIRE AGREEMENT. This Agreement sets forth the entire agreement between the Parties, and fully supersedes any and all prior agreements or understandings between the Parties pertaining to the subject matter hereof. All other contracts, agreements or understandings between the Parties are null and void. Without limiting the foregoing, any and all employment agreements, including all amendment and/or addendums thereto, shall be terminated and of no further force or effect, whether or not such agreements state that the same, or portions thereof, are to survive termination.

         Section 8. COUNTERPARTS. This Agreement may be executed in counterparts. Each counterpart shall be deemed an original, and when taken together with the other signed counterpart, shall constitute one fully executed Agreement.

         Section 9. FURTHER ASSURANCES. From and after the date hereof, the parties hereto shall take all actions, including the execution and delivery of all documents, necessary to effectuate the terms hereof.

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         Section 10. SURVIVAL. All obligations of the Parties as set forth herein shall survive the execution and delivery hereof.

         IN WITNESS WHEREOF, the Parties have caused this Agreement to be entered into as of the date first written above.


THINKPATH, INC.
By:                                          By:
         -----------------------             -----------------------------------
Name:                                        Name:
Title:  Chief Executive Officer              Title:




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                                    EXHIBIT A



        NAME                          POSITION                NUMBER OF SHARES

    Lloyd Maclean                     Director                     361,446
    Judd Bedford                      Director                     361,446
    David Barnes                      Director                     250,000
    John Robbins                 Accounting Manager                 90,361
 Kenneth Stephenson         Director, Information Systems           82,096
   Kelly Hankinson             Chief Financial Officer             188,503
     Tracy McKay                   Office Manager                   60,321
 Antoinette Quinless                 Controller                     38,065



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